Terence O’Brien

Accounting Branch Chief

April 30, 2009

April 30, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Room 7010

Washington, D.C. 20549-7010

Re:

Parlux Fragrances, Inc.

Form 10-K for Fiscal Year Ended March 31, 2008

Form 10-Q for Quarter Ended December 31, 2008

File No. 000-15491

Dear Mr. O’Brien:

On behalf of Parlux Fragrances, Inc. (the “Company”), we hereby respond to the Staff’s follow-up comment letter, dated April 16, 2009, regarding the above-referenced Form 10-K and Form 10-Q. Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the year ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.

We note your response to our prior comment 1 and appreciate your concern that disclosing brand information could compromise relationships or impact competition. However, considering you have recorded these types of write downs in each of the previous three years and the material nature of your inventory balance, we believe you can provide certain information that will help investors understand the relationship of your inventory levels and potential risks associated with these inventories without jeopardizing relationships or harming the company competitively. In this regard, please revise to disclose, in general, the facts and circumstances surrounding the write downs for each year presented, how you determined that your remaining inventory balance is valued appropriately and the impact further write downs would have on your results of operations.

In future filings, the Company will address the Staff’s comments above. Our disclosure will be expanded as follows (fiscal 2009 figures will be inserted when we file our Annual Form 10-K):

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. The cost of inventories includes product costs, inbound freight and handling charges, including an allocation of the Company’s applicable overhead in an amount of approximately $XX million and $4.2 million at March 31, 2009, and 2008, respectively. The Company classifies certain inventories as non-current when projected sales indicate that such inventory will not be sold within the next twelve month period.

The lead time for certain of our raw materials and components inventory (up to 180 days or more) requires us to maintain at least a three to six-month supply of some items in order to ensure production schedules. These lead times are most affected for glass and plastic components orders, as many of our unique designs require the production of

Terence O’Brien

Accounting Branch Chief

April 30, 2009

molds in addition to the normal production process. This may take 180 to 240 days, or longer, to receive in stock. In addition, when we launch a new brand or Stock Keeping Unit (“SKU”), we frequently produce a six to nine-month supply to ensure adequate inventories if the new products exceed our forecasted expectations. We believe that the gross margins on our products outweigh the potential for out-of-stock situations, and the additional carrying costs to maintain higher inventory levels. Also, the composition of our inventory at any given point can vary considerably depending on whether there is a launch of a new product, or a planned sale of a significant amount of product to one or more of our major distributors. However, if future sales do not reach forecasted levels, it could result in excess inventories and may cause us to decrease prices to reduce inventory levels.

The Company classifies its inventory into three major categories, namely: finished goods, raw materials, and components and packaging materials. Finished goods include items that are ready for sale to our customers, or essentially complete and ready for use in value sets or other special offers. Raw materials consists of fragrance oils or bulk. Components and packaging materials are the individual elements used to manufacture our finished goods (such as bottles, caps, boxes, etc.). The levels of inventory maintained by the Company vary depending on the age of a brand, its commercial success and market distribution. The Company normally carries higher levels of new products and older products for which demand remains high. Older, slower moving products are periodically reviewed, and inventory levels adjusted, based upon expected future sales. If inventory levels exceed projected demand, management determines whether a product requires a markdown in order to sell the inventory at discounted prices. Management also reviews whether there are any excess components which should be marked down or scrapped due to decreased product demand.

The Company’s inventory and reserve, by major category, as of March 31, 2009 and 2008, is as follows (in thousands):

MARCH 31, 2009	Finished Goods	Components and Packaging Materials	Raw Materials	Total
Inventory	$ XXX	$ XXX	$ XXX	$ XXX
Less: write downs	XX	XX	XX	XX
Net inventory	$ XXX	$ XXX	$ XXX	$ XXX

MARCH 31, 2008
Inventory	$ 33,026	$ 17,853	$ 1,759	$ 52,638
Less: write downs	1,631	2,939	-	4,570
Net inventory	$ 31,395	$ 14,914	$ 1,759	$ 48,068

Management reviews inventory on a quarterly basis, unless events or circumstances indicate a need for review more frequently. The write down of inventory results from the application of an analytical approach that incorporates a comparison of our sales expectations to the amount of inventory on hand. Other qualitative reasons for marking down selected inventory may include, but is not limited to, product expiration, licensor restrictions, damages and general economic conditions. As of March 31, 2009 and 2008, management determined that approximately $XX,XXX and $3.0 million, respectively, of the finished goods inventory was either selling slower than anticipated or showed signs of deterioration. This inventory was marked down by $XX million and $1.6 million, respectively. Components and packaging materials are reviewed in light of estimated future sales for finished goods or damages sustained during the production of finished goods. As of March 31, 2009 and 2008 approximately $x,xxx and $5.2 million, respectively, was identified as problematic and the inventory was marked down by $xxx and $2.9 million, respectively. Raw materials are usually scrapped due to spoilage or stability issues. As of March 31, 2009 approximately $x,xxx was identified as problematic and the inventory was marked down by $xxx.

During the years ended March 31, 2009, 2008 and 2007, the reduction in the carrying value of certain inventory was reduced by $XX million, $XX million and $XX million, respectively, which was recorded in cost of goods sold for those periods. Based upon this review, management has determined that its inventory is stated at the lower of cost or net realizable value, however, if we are not successful in selling our inventory, we may have to further write down our inventory or sell it at significantly reduced prices or we may not be able to sell such inventory at all, which could have a material adverse affect on our financial condition and results of operations.

Terence O’Brien

Accounting Branch Chief

April 30, 2009

2.

Your response to prior comment 2 and your revised disclosure provides a discussion of how you test your long-lived assets for recoverability, particularly your brand licenses and trademarks and the reason for testing a particular license on a quarterly basis. However, your revised disclosure did not discuss the material assumptions you made in arriving at fair value of your assets nor did it advise an investor of the financial statement impact if actual results differ from the estimate made by management. We note that your assumptions may differ among licenses but a range of these assumptions would be helpful and provide more information to a reader. For example, your policy note should specifically discuss the range of sales growth rates, direct expense percentages used as well as the headroom or percentage of headroom between fair value and the carrying value of these assets. Given the fact that you have to continually assess certain licenses for impairment and have recorded several write downs over several periods, there is a need for additional detailed and informative disclosures so that investors can understand the material accounting estimates and assumptions used by management in applying SFAS 144.

In future filings, the Company will address the Staff’s comments above. Our proposed disclosure would include the following:

Accounting for Long-Lived Assets. The majority our long-lived assets are the result of the acquisition of existing license brands. For newly launched brands our long-lived assets are generally the result of the Company’s investment in trademarking brand names and designs, and are generally not a material portion of our assets. The value of our long-lived assets, including brand licenses and trademarks, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. On an annual basis, long-lived assets are reviewed for impairment under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or sooner, if events or circumstances have occurred that indicate a potential impairment. Impairment losses are recognized if expected undiscounted future cash flows of the long-lived assets are less than their carrying values. Future cash flows can be affected by changes in industry or market conditions. The assumptions used include an analysis by license, and by fragrance produced under each license, which may vary depending on the age of the product. Expected sales along with related costs of sales, direct expenses and certain allocated charges are projected through the end of each given license period. Expected sales estimates incorporate the age of a product and its market distribution. Although certain products may not be widely distributed, the Company may have certain distribution channels, such as specialty discount stores, where the product is in demand. Direct expenses, including cost of goods and royalties, vary by product, but generally range between 35% to 50%. Allocated charges include selling and distribution costs, marketing expenses and depreciation of molds. Although these costs vary by brand, management anticipates that these costs would range between 15% and 25%. The net unamortized balance of our trademarks and licenses at March 31, 2009 is approximately $xx million. Management does not anticipate any further material write down will be required going forward, however, if actual results differ from management’s estimates, or if the economic environment should deteriorate, additional write downs may be required which could have a material adverse affect on our operating results.

During the Company’s annual impairment review of its indefinite-lived assets for the year ended March 31, 2007, the Company noted that the fair value for its XOXO license was less than its carrying value and an impairment charge of $1.1 million was recorded. Management determined that this asset would be reviewed on a quarterly basis going forward. Subsequently, during the year ended March 31, 2008, the Company recorded an additional impairment of $0.4 million. For the year ended March 31, 2009 no further impairment was recorded.

*      *      *

Terence O’Brien

Accounting Branch Chief

April 30, 2009

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (954) 316-9008 extension 8106.

Sincerely,

PARLUX FRAGRANCES, INC.

/s/ Raymond J. Balsys

 Chief Financial Officer

cc:

Akerman Senterfitt

Jonathan Awner

Rachlin LLP

Morrie I. Hollander